Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated March 10, 2025
Relating to Preliminary Prospectus dated February 14, 2025
Registration No. 333-281225



rYojbaba
Investor Presentation

Better Work, Better Health

NasdaqCM: RYOJ

March 2025

rYojbaba

Free Writing Prospectus

Free Writing Prospectus

We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in that registration statement (including the risk factors described therein) and other documents that we have filed with the SEC for more complete information about us and this offering. You may access these documents for free by visiting EDGAR on the SEC Website at http://www.sec.gov. The preliminary prospectus was filed on February 14, 2025 and is available on the SEC website at http://www.sec.gov. Alternatively, rYojbaba Co., Ltd. and any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Webull Financial LLC at (888) 828-0618 or by email at ecm@webull-us.com, or standard mail at Webull Financial LLC, Attn: Equity Capital Markets, 44 Wall Street, New York, New York 10005, USA. The registration statement (including the most recent prospectus) can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/2012600/000149315225006517/formf-1a.htm

Form CRS Disclaimer:

Webull Financial LLC is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). Brokerage and investment advisory services and fees differ and it is important for you to understand these differences. Free and simple tools are available to research firms and financial professionals at Investor.gov/CRS, which also provides educational materials about broker-dealers, investment advisers, and investing.

Forward Looking Statement

This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in the registration statement that we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements are only predictions. The forward-looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, or that the forward-looking events discussed in this document and other statements made from time to time by us or our representatives might not occur. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a total risk of loss.

Offering Summary

Issuer:	rYojbaba Co., Ltd.
Offering Type:	Initial Public Offering
Proposed Listing and Symbol:	NasdaqCM: RYOJ
Securities Issued:	Common Shares
Shares Offered:	1.25 million common shares
Expected Price:	$4.00 - $5.00
Expected Offering Size:	$5,000,000 - $6,250,000
Use of Proceeds:	Working capital and general corporate purposes, which may include hiring of additional consultants and an expansion abroad of consulting business as well as an expansion of our osteopathic clinics and osteopathic beauty salons through mergers and acquisitions and franchising.
Lead Underwriter: **Underwriter:**	Webull Financial LLC Boustead Securities, LLC

Management Team



Ryoji Baba
Chief Executive Officer
and Director

- Leads Corporate Consulting and Labor Union Services team
- **Certified Labor and Social Security Attorney**
- **Certified Administrative Procedures Legal Specialist**
- Serves as an advisor to OneGoal Law Firm, a Cambodian government-accredited law firm, since April 2023
- Serves as the CEO of Global HR Technology, Inc., since April 2019
- Serves as a Director of Last One Mile Co., Ltd., a Tokyo Stock Exchange listed telecommunications service sales company
- Bachelor's in Engineering from Nihon University (2003)

Satoshi Saito
Chief Financial Officer
Secretary, Member of the Board of Directors

- Served a director and an audit committee member of Mercury Realtech Innovator Inc., Tokyo Stock Exchange listed real estate company
- Former CFO of Gyro Holdings Co., Ltd. and Naciel Holdings Co., Ltd.
- Bachelor's in Business/Economics from Seikei University (1995)
- Certified Public Accountant of Japan

Yusuke Hirata
Chief Accounting Officer
Member of the Board of Directors

- Prior to the CAO role, was responsible for the accounting department of the company
- Former auditor at Ernst & Young, where he audited NYSE listed companies
- Masters in Accounting & Bachelor's in Economics form Waseda University
- U.S. and Japanese Certified Public Accountant

Our Mission

Our vision is to enhance and restore the physical and mental well-being of individuals affected by work-related stress, in order to foster a healthier workplace, and to improve overall productivity.

FY2023 Revenues: $11.0M

(compared to $10.5M in 2022)



***87%** attributable to Health Services*

***13%** attributable to Consulting Services*

Net income: $771,000

(compared to $(453,000) in 2022)

EBITDA: $1.8M

(compared to $(179,000) in 2022)

Consulting Business

Strategic consulting services for both companies and labor unions

- Client Engagements: **33 clients**
- Customer Retention Rate: **81.8%**
- Revenues: **$1.4M**
- Operating Income: **$1.3M**

Health Services

Holistic and comprehensive approach to patient care through osteopathy medicine and judo therapy

- **28** Osteopathic Clinics
- **2** Osteopathic Beauty Salons
- Revenues: **$9.5M**
- Operating Income: **$690,000**

Past performance is not indicative of further results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is a risk of the total loss of your investment. Please see full disclosure at the beginning.

Japan's Labor Industry History

Labor Culture in Japan

- Japan's labor culture has historically led to widespread employee and worker dissatisfaction, primarily due to **black corporations**, a Japanese term for an exploitative employment system, engaging in activities that violate compliance with Labor Standards Act in Japan.
- Extremely **long working hours**, **nonpayment of overtime** wages and salaries, various types of **harassment in the workplace**, have caused depression, death, and other various problems, becoming a major societal problem in Japan.

KPIs

Labor union memberships in Japan have declined in the past few decades

- 2023 labor union utilization rate: **16.3%**[1]

Out of 2,000 Respondents from a Japanese Trade Union Confederation Online Survey

- **~2/3** expressed dissatisfaction with their jobs in some way[2]
- Out of the 2/3 noted above, **58.9%** had done nothing to resolve workplace dissatisfaction and continued to work with a sense of dissatisfaction[2]

Most Common Work-Related Dissatisfaction[2]

- Low Wages: **32.9%**
- Poor coworker relations: **18.1%**
- Uncertainty about future with company: **16%**

Among employees who took action to work-related dissatisfaction

- **20.3%** consulted with family members[2]
- **15.1%** consulted with HR department or a supervisor[2]
- Only **3%** consulted a labor union[2]

[1]Japanese Ministry of Health, Labour and Welfare (December 2023)
[2]Japanese Trade Union Confederation (RENGO) (October 2022)

Corporate Consulting Services

rYojbaba seeks to bridge the gap between Japan's labor culture issues and the lack of solutions for work-related dissatisfactions, offering strategic consulting services to companies and labor unions.

81.8%
Customer Retention Rate*

33
Clients Engagements

¥323,026
Average Monthly Fee

$1.0M
(129% ↑YoY)
H1 2024 Revenues

$1.4M
(322% ↑YoY)
FY 2023 Revenues

$0.8M
(112% ↑YoY)
Operating Income

$1.3M
(503% ↑YoY)
Operating Income

82%
Gross Margins

87%
Gross Margins

*FY2024 rate

Services include:

- Interview guidance, new hire documentation, and employee contracts
- Managing employee issues, dismissals, and resignations
- Labor management, time tracking, and compliance audits
- Optimizing work hours, reducing overtime, and wage structuring
- Labor disputes, restructuring, and internal regulations guidance
- Support for grants, subsidies, and government investigation

Services led by CEO, Ryoji Baba

- Skilled and experienced **Japanese Labor and Social Security Attorney** and a **Certified Administrative Procedures Legal Specialists**

Labor Union Consulting Services

We believe the limited use of labor unions among dissatisfied Japanese employees presents a strategic opportunity for rYojbaba to offer free consultation services to these unions. This helps the company better understand employee concerns and gather direct feedback, which can then be applied to rYojbaba's corporate consulting services.

Services:

- Preparation of official application documents
- Unpaid overtime consultation
- Sexual harassment issues and power harassment consultation
- Responding to changes in the law
- Negotiations with employees
- Whistleblower systems
- Employee stress checks

rYojbaba's ROI Funnel

- Gain direct insight into employee concerns
- Transparent feedback on work-related dissatisfaction from employees
- Insights and lessons learned integrated into rYojbaba's corporate consulting services
- Indirectly raises quality of consulting services and revenues received from clients, directly attributing to higher retention

Our Consulting Service Differentiators

- High margin business that generates a bulk of rYojbaba's profits
- Strong understanding of information gaps and differences in perception between the government and businesses affecting workers
- Impartial services tailored specifically to the employer or the employee
- Strategic partnerships with established attorneys and judicial scriveners
- High touch business personally led by CEO Ryoji Baba
- Labor consulting services complimenting corporate consulting service capabilities through transparent feedback on work-related issues
- Nationally certified labor and social security attorneys, administrative scriveners, and certified public accountants on staff

Growth Strategy in Consulting Business

Customer base growth with intent to focus on spot revenue (subsidies paid by the government to companies upon the occurrence of social problems impacting their organization) engagements and performance-based fees, and optimization of social insurance premiums fees

Capitalize on labor shortages in Japan to **create consulting solutions** for companies


rYojbaba

Opportunistically pursue **strategic acquisitions** of employment agencies and professional legal and accounting firms to enhance consulting services capabilities and reach

Hiring additional consultants and administrative staff to **bolster in-house consulting services** capabilities

Strategic **labor union consulting** services to continue enhancing corporate consulting practice

Past performance is not indicative of further results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is a risk of the total loss of your investment. Please see full disclosure at the beginning.

Osteopathic Medicine Market Opportunity

Osteopathy Medicine

Osteopathy medicine is a system of medical practices that emphasize a holistic and comprehensive approach to patient care and utilizes the manipulation of musculoskeletal tissues along with other therapeutic measures to prevent and treat injury and disease. Judo therapy is a form of osteopathic medicine practiced in Japan.



Market Opportunity[1]

- Judo therapy, acupuncture, moxibustion and massage market **increased by 3.0%** year-over-year to **$6.3 billion* (¥985 billion)** in 2023
- Number of patients visiting osteopathic clinics has almost returned to the level before the COVID-19 pandemic
- The number of osteopathic clinics in Japan **exceeded 50,000** in 2023; in 2000, the number was 24,500

* 2023 Currency Rate: USD $1 = ¥141.83

[1]Yano Economic Research Institute (2024)

Past performance is not indicative of further results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is a risk of the total loss of your investment. Please see full disclosure at the beginning.

Health Services:

Osteopathic Clinics and Beauty Salons

H1'2024 Revenue: $4.2M | **FY2023 Revenue: $9.5M**

Operating Income: $470,000 | **Operating Income: $690,000**

Osteopathic Clinics*

Count: **28**

>80% Repeat Customer Rate

Annual Average Visits: **22.1** times per customer

Beauty Salons*

Count: **2**

Annual Average Visits: **5.5** times per customer

*Statistics based on FY 2023 results



Health Services
Business Performance
$10.0M
$(0.4)M
FY2022
$9.5M
$0.7M
FY2023
Revenues
Operating Income

**FY2022: 131.62 Yen / $1 USD
FY2023: 140.67 Yen / $1 USD

Year over year revenue decreased due to the **decrease in Yen-to-Dollar currency rate.**
FY2023 Revenue increased when disregarding the decline of the Japanese Yen.



4 osteopathic clinics commenced operations
1989-2008
15 osteopathic clinics commenced operations
2009-2018
8 osteopathic clinics commenced operations
2019-Present
Acquired Sakai Seikotsuin Nishi Co., Ltd
2022

Our Locations

28

Osteopathic Clinics

2

Osteopathic Beauty Salons





Osteopathic Clinic and Beauty Salon Projected Growth
40
35
30
25
20
15
10
5
0
2023 total operating clinics
2024 projected operating clinics
2028 projected operating clinics

Past performance is not indicative of further results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is a risk of the total loss of your investment. Please see full disclosure at the beginning.

Expansion Strategy

Nationwide Clinic Expansion

- Focus regions: Honshu, Kanto, and Kyushu Prefectures

Franchising and International Growth

- Explore franchising opportunities and global expansion through business packaging

Cost Optimization through Operational Enhancements

- Streamline processes by digitalizing paper-based workflows
- Reduce labor costs via an appointment system and electronic medical records

Strategic Acquisitions

- Target businesses operating 3-5 osteopathic clinics for acquisition

Investment Highlights

Strategic Market Positioning	High-margin consulting services business positioned for strategic market growth.
Optimized Health Service Expansion	Expansion and cost optimization of osteopathic health services to increase the number of operating clinics and salons while improving margins.
Customer Satisfaction & Retention	Continuous improvement of consulting services' customer satisfaction and retention rate.
Expert-Led Consulting Solutions	Personalized and impartial consulting solutions led by CEO with deep expertise in Japanese labor laws and workforce challenges.
Innovation & Team Growth	Continuous innovation and enhancement of consulting service solutions to grow client base and scale the team while maintaining high margins.

Past performance is not indicative of further results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is a risk of the total loss of your investment. Please see full disclosure at the beginning.

Financial Highlights

Fiscal Year 2023 Results

Revenue	**$11.0M**	(compared to $10.5M in FY 2022)
EBTIDA	**$1.8M**	(compared to $(179,000) in FY 2022)
Gross Profit	**$3.7M**	(compared to $2.1M in FY 2022)
Net Income	**$770,571**	(compared to $(452,546) in FY 2022)

Consulting Services
13% of total revenue



FY 2023 Revenues	$1.4M (322% ↑YoY)
Operating Income	$1.3M (503% ↑YoY)
Gross Margins	87%
Clients Engagements	27
Customer Retention Rate	83%

Health Services
87% of total revenue



FY2023 Revenue	$9.5M
Operating Income	$690,000 (263% ↑ YoY)
Operating Clinic/Salon Count	34

Past performance is not indicative of further results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is a risk of the total loss of your investment. Please see full disclosure at the beginning.

Financial Highlights

First Half 2024 Results

Revenue	$5.1M
EBTIDA	$922,000
Gross Profit	$1.9M
Net Income	$399,000

Consulting Services
19% of total revenue



H1 2024 Revenues	$1.0M (129% ↑YoY)
Operating Income	$0.8M (112% ↑YoY)
Gross Margins	82%
Clients Engagements	32

Health Services
81% of total revenue



H1 2024 Revenue	$4.2M
Operating Income	$470,000
Operating Clinic/Salon Count	31

Contact Us

Investor Relations Contact

Gateway Group

John Yi and Steven Shinmachi

RYOJ@gateway-grp.com

949-574-3860

X

LinkedIn

www.ryojbaba.com

Appendix

Labor Consulting Case Study

Optimization of Social Insurance Premium

Japanese Consumer Services Company Success Story

Outcome Per Employee :

¥±0	Personnel Cost Impact
¥-229,317	Company Legal Welfare Expenses
¥-223,628	Employee Social Insurance Cost
¥+223,628	Employee Income after Deduction of Social Insurance

Performance Target: Minimize company legal welfare expenses.

Note: The total amount saved in company legal welfare expenses is received as revenue for rYojbaba for one year.

What: rYojibaba's labor consulting services implemented social insurance premium optimization by developing customized salary calculation and payday disbursement systems, minimizing payments by both the company and employees to the government for social insurance.

Who: 394 employees within a Japanese consumer services conglomerate

394 Employees Serviced

For Each Employee

¥±0	Personnel Cost Impact
¥–90.4M	Company Legal Welfare Expenses
¥-88.1M	Employee Social Insurance Cost
¥+88.1M	Employee Income after Deduction of Social Insurance
¥+90.4M	in Performance-Based Revenue Received

Past performance is not indicative of further results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is a risk of the total loss of your investment. Please see full disclosure at the beginning.

Reconciliation of non-GAAP measure (EBITDA)

(in thousands)	Six Months Ended June 30,	
	2024	2023
Net income	$ 399	$ 529
Interest expense	40	49
Income tax expense	243	569
Depreciation and amortization	240	117
EBITDA	$ 922	$ 1,264

(in thousands)	Year Ended December 31,	
	2023	2022
Net income	$ 771	$ (453)
Interest expense	93	104
Income tax expense	616	(120)
Depreciation and amortization	334	290
EBITDA	$ 1,813	$ (179)